Report of Independent Registered Public
Accounting Firm

The Board of Trustees of BNY Mellon Funds Trust:

We have examined management of BNY Mellon Funds Trust's assertion, included in the accompanying Management Statement
Regarding Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Income Stock Fund, BNY
Mellon Mid Cap Multi-Strategy Fund, BNY Mellon Small Cap Multi-
Strategy Fund, BNY Mellon International Fund, BNY Mellon Emerging
Markets Fund, BNY Mellon Asset Allocation Fund, BNY Mellon Focused
Equity Opportunities Fund, BNY Mellon Tax-Sensitive Large Cap Multi-Strategy Fund, BNY Mellon International Equity Income Fund, BNY
Mellon Bond Fund, BNY Mellon Intermediate Bond Fund, BNY Mellon
Short-Term U.S. Government Securities Fund, BNY Mellon Corporate
Bond Fund, BNY Mellon National Intermediate Municipal Bond Fund,
BNY Mellon National Short-Term Municipal Bond Fund, BNY Mellon Pennsylvania Intermediate Municipal Bond Fund, BNY Mellon
Massachusetts Intermediate Municipal Bond Fund, BNY Mellon New
York Intermediate Tax-Exempt Bond Fund, BNY Mellon Municipal
Opportunities Fund, BNY Mellon National Municipal Money Market Fund and BNY Mellon Government Money Market Fund (collectively the
"Funds"), each a series of BNY Mellon Funds Trust, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) (the specified requirements) as of August 31, 2022. BNY Mellon Funds Trust management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the AICPA. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgement, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of August 31, 2022, and with respect to agreement of security purchases and sales, for the period from May 31, 2022 (the date of the Funds' last examination), through August 31, 2022:

1.	Confirmation with the Custodian of all securities held, hypothecated, pledged or placed in escrow or out for transfer with brokers, pledgees, or transfer agents;
2.	Obtained the Custodian reconciliation of security positions held by institutions in book entry form (e.g., the Federal Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;









3.	Reconciliation of the Funds' securities per the books and records of the
Funds to those of the Custodian;

4.	Agreement of pending purchase and sale activity for the
Funds as of August 31, 2022, if any, to documentation of corresponding subsequent bank statements;

5.	Agreement of five security purchases and five security sales or maturities, since the date of the last examination, from the books and records of each Fund to corresponding bank statements;

6.	Confirmation of all repurchase agreements with broker(s)/bank(s)
and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

7.	Review of the BNY Mellon Asset Servicing Custody and Securities
Lending Services Service Organization Control Report ("SOC 1
Report") for the period July 1, 2021 - June 30, 2022 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement.

Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of August
31, 2022, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and The Board of Trustees of BNY Mellon Funds Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/s/ KPMG LLP
New York, New York
February 10, 2023









						February 10, 2023

  Management Statement Regarding
Compliance With Certain Provisions of the
Investment Company Act of 1940

We, as members of management of BNY Mellon Income Stock Fund,
BNY Mellon Mid Cap Multi- Strategy Fund, BNY Mellon Small Cap Multi-Strategy Fund, BNY Mellon International Fund, BNY Mellon
Emerging Markets Fund, BNY Mellon Asset Allocation Fund, BNY
Mellon Focused Equity Opportunities Fund, BNY Mellon Tax-Sensitive
Large Cap Multi-Strategy Fund, BNY Mellon International Equity
Income Fund, BNY Mellon Bond Fund, BNY Mellon Intermediate Bond
Fund, BNY Mellon Short-Term U.S. Government Securities Fund, BNY
Mellon Corporate Bond Fund, BNY Mellon National Intermediate
Municipal Bond Fund, BNY Mellon National Short-Term Municipal Bond
Fund, BNY Mellon Pennsylvania Intermediate Municipal Bond Fund,
BNY Mellon Massachusetts Intermediate Municipal Bond Fund, BNY
Mellon New York Intermediate Tax- Exempt Bond Fund, BNY Mellon
Municipal Opportunities Fund, BNY Mellon National Municipal Money
Market Fund, and BNY Mellon Government Money Market Fund (the
"Funds"), each a series of BNY Mellon Funds Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies" of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2022 and for the period from May 31, 2022 (the date of the Funds' last examination) through August 31, 2022.


Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2022 and for the period from May 31, 2022 (the date of the Funds' last examination) through August 31, 2022, with respect to securities reflected in the investment accounts of the Funds.


BNY Mellon Funds Trust



Jim Windels
Treasurer